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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                        Greater Atlantic Financial Corp.
   ---------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   391601 10 1
                        ---------------------------------
                                 (CUSIP Number)

   Robert I. Schattner, 121 Congressional Lane, Suite 600, Rockville, MD 20852
   ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 2002
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.


                                                               SEC 300 (07-98)






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CUSIP No.  391601 10 1

                                  SCHEDULE 13D/A


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Robert I. Schattner        ###-##-####
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

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    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

                 PF

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                            U.S.A.
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
                                    427,396 shares (not including 20,000 shares
                                    of common stock subject to the exercise of
                                    warrants and 330,099 shares of common stock
                                    subject to the conversion of convertible
           NUMBER                   preferred securities)
           SHARES           -----   --------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER
          OWNED BY                   0
            EACH            -----   --------------------------------------------
          REPORTING           9     SOLE DISPOSITIVE POWER
           PERSON                   427,396 shares (not including 20,000 shares
                                    of common stock subject to the exercise of
                                    warrants and 330,099 shares of common stock
                                    subject to the conversion of convertible
                                    preferred securities)
            WITH            -----   --------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    0
                            -----   --------------------------------------------

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          777,495 shares (including 20,000 shares of common stock subject to the exercise of warrants and 330,099 shares of common stock subject to the conversion of convertible preferred securities)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          /__/
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                    23.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                    IND
--------------------------------------------------------------------------------

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Item 1.    SECURITY AND ISSUER.
           -------------------

           No change.


Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

           No change.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

As of the date hereof, Robert I. Schattner (the "Reporting Person") owns 427,396 shares of common stock, presently has exercisable warrants to purchase an additional 20,000 shares of common stock and has 330,099 shares of common stock subject to the conversion of convertible preferred securities. The convertible preferred securities were purchased from Greater Atlantic Financial Corp. (the "Issuer") on March 20, 2002 in a subscription rights offering. Of the 427,396 shares of common stock owned by the Reporting Person, 157,895 were purchased in the initial public offering of the issuer on June 24, 1999, and 197,334 were purchased on July 10, 1997, in a non-public offering. An additional 72,167 were purchased between November 19, 1999 and April 3, 2001 in open market transactions.

The aggregate cost of the common stock owned by the Reporting Person as of the date hereof was approximately $3,259,619. The convertible preferred securities were purchased for $2,310,000. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the common stock and the convertible preferred securities have been, and it is expected that funds used by him to purchase additional shares of common stock if additional shares are purchased by him (See item 4, hereof), will be personal funds of the Reporting Person.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------

           No change.


Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

(a) As of the date hereof, the Reporting Person owns shares of common stock, exercisable warrants and convertible preferred securities to purchase common stock, which constitutes approximately 23.3% of the 3,342,533 shares which he believes to be the total number of shares of common stock presently outstanding plus the number of shares that may be acquired within 60 days by exercise of the warrants and conversion of the convertible preferred securities.

(b) The Reporting Person has sole power to vote and dispose of the common stock owned by him.

(c) Information with respect to all transactions in common stock effected by the Reporting Person during the 60-day period ended March 20, 2002, is set forth as follows:


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           The  Reporting   Person   purchased  231,000  convertible   preferred
           securities from the Issuer in a subscription rights offering on March 20, 2002 for $2,310,000. The convertible preferred securities are convertible in 330,099 shares of common stock.

Item 6.    CONTRACT ARRANGEMENTS. UNDERSTANDING OR  RELATIONSHIPS  WITH  RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER.
           ---------------------------

           No change.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

           None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date: December 10, 2002                      /s/ Robert I. Schattner
                                             -----------------------------
                                             Robert I. Schattner